ANUHCO, INC.
                     REPORT TO SHAREHOLDERS
                       SECOND QUARTER 1995

    Second quarter 1995 consolidated net income from continuing operations was $790,000 or $0.10 per share on revenue of $24.6 million, as compared with second quarter 1994 consolidated net income from continuing operations of $1,875,000 or $0.25 per share on revenue of $25.2 million. The second quarter of 1994 also included income from discontinued operations of $1.25 million or $0.16 per share for a total net income of $3,125,000 or $0.41 per share.
    As anticipated in the first quarter 1995 report to you, the second quarter 1995 was a difficult one for the trucking industry and for Crouse Cartage Company, Anuhco's general commodities motor carrier. Crouse Cartage had second quarter operating income of $1.0 million on revenue of $24.2 million; compared to 1994 operating income of $1.9 million on revenue of $25.2 million. The decline in second quarter 1995 operating income is primarily due to Crouse Cartages' extraordinary results achieved during the teamsters union strike against certain competitors in April 1994, when the company's freight volumes increased nearly 30% with minimal discount pressure due to a lack of capacity within the industry at the time. While Crouse Cartage has maintained much of the additional freight volumes after the strike, a softening economy and competitive market pressures on freight rates, as well as a contractual increase in labor costs, effective April 1, 1995, adversely impacted second quarter 1995 operating results.
    On May 31, 1995, Anuhco completed the acquisition of Agency Premium Resource, Inc. ("APR"), an insurance premium finance company headquartered in Overland Park, Kansas. The acquisition of APR initiated Anuhco's entry into the financial services market. Expansion of the financial services operation is expected to include growth of APR and possibly the acquisition of units which would complement the operation of APR. The operations of APR, which were included in consolidated results beginning June 1, 1995, were not significant to the second quarter. Anuhco's consolidated operating income was adversely impacted by certain one time charges related to the acquisition of APR. Anuhco recorded a significant increase in interest income in the second quarter 1995 on the company's strong cash and investment position of approximately $34 million at June 30, 1995. Such additional income was partially offset by a 20% provision for income taxes. No provision for taxes was required in 1994.
    In other news, all members of the Board of Directors were reelected at the 1995 Annual Meeting of Shareholders. The selection of Arthur Andersen LLP as independent public accountants was ratified at the same meeting with over 75% of outstanding Anuhco shares voting. On May 23, 1995, the Board of Directors elected Timothy P. O'Neil (Tim) as President of Anuhco to replace
John P. Bigger who retired as President on that date.   Tim joined
the company as Treasurer in 1989 and served as Senior Vice President and Treasurer prior to his election as President and continues to serve as Treasurer and Chief Financial Officer. Mr. Bigger was elected as Vice Chairman of the Board of Directors during the same meeting.

/s/ Timothy P. O'Neil                    /s/ Roy R. Laborde
Timothy P. O'Neil,                       Roy R. Laborde,
President & Chief Financial Officer      Chairman
August 10, 1995

             UNAUDITED SUMMARY FINANCIAL STATEMENTS
              (in thousands, except per share data)
                CONSOLIDATED STATEMENTS OF INCOME
           Second Quarter and Six Months Ended June 30
                               Second Quarter        Six Months
                                1995     1994        1995    1994
Operating Revenue............  $24,569  $25,174    $49,200  $46,357
Operating Expenses...........   24,086   23,330     47,748   43,778
Operating Income.............      483    1,844      1,452    2,579
Non-Operating Income.........      505       31      1,135       48
Income Before Income Taxes...      988    1,875      2,587    2,627
Income Tax Provision.........      198     -0-         518     -0-
Income from Continuing
    Operations...............      790    1,875      2,069    2,627
Income from Discontinued
    Operations...............     -0-     1,250       -0-     1,250
Net Income...................  $   790  $ 3,125    $ 2,069  $ 3,877
Income Per Share-
  Continuing Operations......  $ 0.10   $ 0.25     $ 0.27   $ 0.35
  Discontinued Operations....    0.00     0.16       0.00     0.16
    Total....................  $ 0.10   $ 0.41     $ 0.27   $ 0.51
Average Common Shares
    Outstanding..............   7,555    7,543      7,554    7,543

                        CONSOLIDATED BALANCE SHEETS
                                        06/30/95    12/31/94
                 ASSETS
Current Assets.....................     $ 67,342    $ 69,011
Operating Property (net)...........       17,057      14,417
Intangibles and Other Assets.......        3,391       1,344
                                        $ 87,790    $ 84,772
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities................     $  8,284    $  7,353
Shareholders' Equity...............       79,506      77,419
                                        $ 87,790    $ 84,772

        9393 West 110th Street  Suite 100  Overland Park, KS  66210
                              913-451-2800

